Filed by BMC Stock Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BMC Stock Holdings, Inc.

Filer’s SEC File No.: 001-36050

Date: November 6, 2020

Document:	Internal BMC Email
Title:	BMC + Builders FirstSource Integration Planning Update – November 6, 2020
Author(s):	Jim Major | EVP, CFO & Treasurer
Mike Farmer | EVP of Operational Excellence, People & Growth
Audience:	BMC Stock Holding, Inc. Employees

Team,

In case you haven’t heard, Builders FirstSource and BMC recently made headlines when we both announced record third quarter results!

It’s exciting to envision what our recent performance trends may tell us about the strength of our go-forward combined company. With an eye to the future, let’s examine a few financial highlights, especially in the context of how both companies have performed over the past four quarters.

	BFS + BMC Financials Over Past Four Quarters[1]
	Net Sales	Avg. Net Sales YOY Growth	Adjusted EBITDA[2]	Avg. Adjusted EBITDA YOY $ Growth	Avg. Adjusted EBITDA Margin[2]
Q419	$2.7B	0.4%	$166.3M	(13%)	6.3%
Q120	$2.7B	10.6%	$158.0M	4%	6.0%
Q220	$2.9B	2.9%	$252.3M	17%	8.8%
Q320	$3.4B	14.5%	$283.2M	24%	8.6%
LTM* Totals	$11.7B	7.1%	$859.8M	9.4%	7.5%

*	LTM = Last 12 months
[1]	Results taken from the respective companies’ filings with the Securities and Exchange Commission (“SEC”).
[2]

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures. Additional information pertaining to a detailed explanation by the respective companies of their use of non-GAAP financial measures and reconciliation to the most comparable GAAP measures is contained in the respective companies’ filings with the SEC.

What Are the Numbers Telling Us and Why Is It Such Good News?

Back in August, we announced our combined company will have annual net sales “in excess of $11 billion.” Looking at what both companies have achieved individually these past four quarters, by adding together the dollar amounts in Column 1, you’ll see we’re on track to deliver on that target and quickly approaching $12 billion in total sales. It is especially noteworthy to call out that in Q3 BMC exceeded $1 billion in quarterly sales for the first time in our history – a huge testament to your great work!

Equally as important, average net sales growth between the two companies (Column 2) continues to be positive with the largest increase occurring this past quarter. Excellent job, and let’s keep up this great momentum!

Turning our attention to Adjusted EBITDA (Our earnings before interest, income taxes, depreciation and amortization, as adjusted in Columns 3 – 5), you can see both companies are driving continued growth in profitability. We have faced unprecedented challenges this year, the result of a variety of pandemic-related circumstances; however, we’ve been able to deliver strong performance by maintaining our focus on our customers and growth and through our cost savings and productivity initiatives. Those efforts, combined with surging housing demand and elevated wood product pricing, have helped accelerated our momentum.

Investing in Ourselves

One of the most important financial metrics, not shown on the above chart, is cash flow. Both companies have industry-leading balance sheets and have combined cash provided from operating activities of $362 million through the first three quarters of 2020. In our combined company, we will plan to continue to take a portion of these earnings and reinvest them back into our business to grow it even more. Investing in innovation, automation, new technology and equipment, more associate training / career opportunities and sales-driven marketing initiatives are all key priorities.

Beyond the Numbers

We believe the combination of our exceptional organizations is a transformational step forward for both Builders FirstSource and BMC. Through this merger, we are bringing together two strong companies with complementary capabilities and cultures. And it’s that cultural element we want to draw your attention to, as it goes hand in hand with the financial results we just discussed.

By investing in our people, we improve our processes, which ultimately leads to improved performance. you have our commitment to maintain this focus which will enable us to deliver significant value for all stakeholders, including our associates, customers, suppliers and investors.

As we’ve said before, this merger is about growth – expanding our geographic reach in a highly fragmented industry, enhancing and expanding our suite of value-added offerings and giving our people the resources needed to grow their careers.

Thank you to everyone who has routed questions up through their managers or by emailing Merger@BuildWithBMC.com. Let’s keep the lines of communication open, and we look forward to sharing more updates in the future.

Best regards,

Jim Major EVP, Chief Financial Officer & Treasurer	Mike Farmer EVP, Operational Excellence, People & Growth

Cautionary Notice Regarding Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of BMC Stock Holdings, Inc. (“BMC”) and Builders FirstSource, Inc. (“Builders FirstSource”). Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of BMC and Builders FirstSource and on local, national and global economies, the growth strategies of BMC and Builders FirstSource, fluctuations of commodity prices and prices of the products of BMC and Builders FirstSource as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither BMC nor Builders FirstSource may succeed in addressing these and other risks or uncertainties.

Forward-looking statements relating to the proposed business combination between BMC and Builders FirstSource include, but are not limited to: statements about the benefits of the proposed business combination between BMC and Builders FirstSource, including future financial and operating results; the plans, objectives, expectations and intentions of BMC and Builders FirstSource; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to BMC and Builders FirstSource and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed business combination between BMC and Builders FirstSource, these factors could include, but are not limited to: the risk that BMC and Builders FirstSource may be unable to obtain governmental and regulatory approvals required for the business combination, or that required governmental and regulatory approvals may delay the business combination or result in the imposition of conditions that could reduce the anticipated benefits from the proposed business combination or cause the parties to abandon the proposed business combination; the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of BMC and Builders FirstSource on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of BMC and Builders FirstSource to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors pertaining to BMC and Builders FirstSource is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the Securities and Exchange Commission (the

“SEC”). Many of these risks and uncertainties are beyond BMC’s or Builders FirstSource’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. Furthermore, neither BMC nor Builders FirstSource undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of BMC or of the common stock of Builders FirstSource for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of BMC or Builders FirstSource, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning BMC, Builders FirstSource, the proposed business combination, the combined company or other matters and attributable to BMC, Builders FirstSource or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the proposed business combination, Builders FirstSource filed with the SEC on October 8, 2020 a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus with respect to the shares of common stock to be issued by Builders FirstSource in the business combination and a joint proxy statement for BMC’s and Builders FirstSource’s respective stockholders (the “Joint Proxy Statement”). This Registration Statement has not yet been declared effective and the Joint Proxy Statement included therein is in preliminary form. Each of BMC and Builders FirstSource will send the definitive Joint Proxy Statement to its stockholders and may file other documents regarding the business combination with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement, or any other document that BMC or Builders FirstSource may send to its stockholders in connection with the proposed business combination. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BMC AND BUILDERS FIRSTSOURCE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BMC, BUILDERS FIRSTSOURCE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders of BMC and Builders FirstSource may obtain free copies of the Registration Statement, the Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about BMC and Builders FirstSource filed with the SEC, through the website maintained by the SEC at www.sec.gov. BMC and Builders FirstSource make available free of charge at ir.buildwithbmc.com and investors.bldr.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

BMC, Builders FirstSource, and their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of BMC and Builders FirstSource in connection with the proposed business combination.

The identity of BMC’s directors and executive officers and their ownership of BMC’s common stock is set forth in BMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 27, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020.

The identity of Builders FirstSource’s directors and executive officers and their ownership of the common stock of Builders FirstSource is set forth in Builders FirstSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2020.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement, and other materials filed with the SEC in connection with the proposed business combination when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of BMC or Builders FirstSource as described above.